

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2011

Via Facsimile
Jose Antonio de Almeida Filippo
Chief Financial Officer
Companhia Brasileira de Distribuicao
Avenida Brigadeiro Luiz Antonio, 3, 142
01402-901 Sao Paulo, SP, Brazil

>   Re: **Companhia Brasileira de Distribuicao**
>   **Form 20-F for the Fiscal Year Ended December 31, 2010**
>   **Filed July 1, 2011**
>   **File No. 001-14626**

Dear Mr. Antonio de Almeida Filippo:

We have reviewed your response letter dated October 14, 2011 and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 35

Item 5A. Operating Results, page 35

Results of Operations for 2010, 2009 and 2008, page 40

1. We note your response to comment five in our letter dated September 15, 2011 and your proposed disclosure. Please further revise your disclosure to quantify the factors you cite as impacting your net sales. For example, please quantify the impact that the opening of new stores in the food retail segment and increased same store sales across business segments had on your consolidated net sales for the fiscal year ended December 31, 2010 compared to the fiscal year ended December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3270 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Fabiana Sakai
        Milbank, Tweed, Hadley & McCloy LLP (via facsimile)